UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40865

Wallbox N.V.

(Translation of registrant’s name into English)

Carrer del Foc, 68

Barcelona, Spain 08038

Tel: +34 930 181 668

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

On October 16, 2023 (the “Closing Date”), Wallbox N.V. (the “Company”) and its wholly owned subsidiary Wallbox USA, Inc. (“Wallbox USA”), and the Company’s wholly owned subsidiary, Wall Box Chargers, S.L.U. (“Wallbox Spain”), entered into an agreement that provides for: (i) a syndicated loan with Instituto de Crédito Oficial E.P.E., Institut Català de Finances, Mora Banc Grup SA and EBN Banco de Negocios, S.A. (“EBN Banco”) as funding entities, EBN Banco as coordinating entity and agent, Wallbox Spain as borrower and Wallbox USA and the Company as guarantors (the “Facility Agreement 1”); and (ii) a loan with Compañía Española de Financiación Del Desarrollo COFIDES, S.A., S.M.E., as funding entity, EBN Banco as coordinating entity, Wallbox USA as borrower and Wallbox Spain and the Company as guarantors (the “Facility Agreement 2” and, together with the Facility Agreement 1, the “Facility Agreements”). The Facility Agreements provide for an aggregate term loan commitment of €35.0 million (the “Term Loan”), which aggregate amount was elected to be drawn on the Closing Date and which will be accessible in full by the borrower upon the lenders’ obtaining their counter guarantee.

The relevant borrower intends to use €30.0 million of the proceeds for investments in manufacturing lines at the Company’s charger manufacturing plants in Barcelona and for the development of energy management software and €5.0 million of the proceeds to expand its plant and assembly lines in the United States. Principal outstanding under the Term Loan will accrue interest on a daily basis at a rate equal to three-month EURIBOR plus an amount equal to 3.25% per annum, provided that, the Facility Agreements also include sustainability-linked pricing adjustments and, as to Facility Agreement 2, pricing adjustments related to sales in the United States. The Term Loan will be secured by the property assets that are acquired in Barcelona with the proceeds under the Term Loan, the bank accounts related to the Facility Agreements and the credit rights under the insurance agreements related to the property assets to be secured. The Term Loan matures on the fifth anniversary of the Closing Date. The relevant borrower is permitted to prepay the Term Loan in whole or in part upon notice thereof in accordance with the terms of the Facility Agreements. The Facility Agreements also contain covenants that require, based on the Company’s audited consolidated financial statements, a total debt to equity ratio ranging from 2.00x or less in 2023 to 1.20x or less in 2026 and thereafter, and a net debt to equity ratio ranging from 1.40x or less in 2023 to 0.90x or less in 2026 and thereafter, as well as other affirmative and negative covenants and customary events of default. The Facility Agreements are governed by Spanish law.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K, including Exhibit 4.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263795) and Registration Statements on Form F-3 (Files No. 333-268347, 333-268792, 333-271116 and 333-273323) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Wallbox N.V.

Date: October 16, 2023	By:	/s/ Enric Asunción Escorsa
Enric Asunción Escorsa
Chief Executive Officer